SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

ALL FUELS & ENERGY COMPANY (f/k/a ICrystal, Inc.)
6156 N.W. 86th Street, Johnston, Iowa 50131 | (515) 331-6509

The information provided in this Schedule 14f-1 was not timely filed with the Securities and Exchange Commission by ALL Fuels & Energy Company

GENERAL
NO VOTE OR OTHER ACTION IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT
This Information Statement is being mailed commencing on or about May 17, 2007, by ALL Fuels & Energy Company (f/k/a ICrystal, Inc.) (the "Company") to holders of record of the Company's only voting stock, its common stock, par value $0.01 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

CHANGE-IN-CONTROL TRANSACTION
On January 22, 2007, there occurred a change in control of ALL Fuels & Energy Company. Pursuant to a stock purchase agreement, ALL Energy Company, a Delaware corporation, purchased 4,700,000 shares, or 57.24%, of our outstanding common stock from David Loflin. ALL Energy paid $150,000 for the 4,700,000 shares of our common stock, which funds were derived from ALL Energy’s working capital.

In connection with this change-in-control transaction, our former directors, David Loflin and Waddell D. Loflin, resigned, having first appointed Dean E. Sukowatey, Brian K. Gibson and Steven J. Leavitt as our new board of directors.

Also, in connection with this change-in-control transaction the Company’s new management determined that the Company will pursue a plan of business whereby we would become a producer of ethanol and its co-products. To that end, in April 2007, the Company acquired ALL Energy Company, a Delaware corporation. The Company’s management and that of ALL Energy was and is the same. ALL Energy is a development-stage ethanol company.

The Company’s web page publishing business continues and has been assigned to a subsidiary, Venus Associates, Inc., a Nevada corporation, which intends to change its corporate name to “Vortal 9, Inc.” At an appropriate time in the near future, all of the stock of Venus Associates is to be distributed, as a dividend, to the Company’s shareholders of record on January 19, 2007, pursuant to an effective registration statement filed with the SEC. Thereafter, the web page publishing business of Venus Associates will no longer be a part of the Company. The costs associated with the dividend distribution of the Venus Associates stock will be borne by Venus Associates and the Company will not provide any operating funds to Venus Associates at any time.

VOTING SECURITIES OF THE COMPANY
As of January 22, 2007, the date of the change-in-control transaction, the Company’s authorized capitalization consisted of 80,000,000 shares of Common Stock, $0.01 par value per share, of which 8,210,754 shares were issued and outstanding, and 20,000,000 shares of preferred stock, $0.01 par value per share, none of which is outstanding. Following the Company’s acquisition of ALL Energy Company and currently, there are 33,540,754 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles its holder to one vote on each matter submitted to the shareholders of the Company. The Company’s common stock trades on the Pink Sheets, under the symbol “ICRI”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following tables set forth, as of the dates indicated, information regarding beneficial ownership of our capital stock by (i) each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities; (ii) each of our directors; (iii) each of the named executive officers; and (iv) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants held by that person are deemed to be outstanding if the warrants are exercisable within 60 days of the date hereof.

All percentages in the following table are based on a total of 8,210,754 shares of common stock outstanding on January 22, 2007, the date of the change-in-control transaction. Except as indicated in the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the shareholders in the table below is c/o ALL Fuels & Energy Company, 6165 N.W. 86th Street, Johnston, Iowa 50131.

Beneficially Owned
Name and Address of Beneficial Owner	Shares	Percent
Dean E. Sukowatey	-0-	-0-
Brian K. Gibson	-0-	-0-
Steven J. Leavitt	-0-	-0-
ALL Energy Company	4,700,000	57.24%
David Loflin (1)	1,000,000	12.18%
Newlan & Newlan (2)	699,000	8.51%
All executive officers and directors as a group (3 persons)	-0-	-0-
(1)	Mr. Loflin’s address is 8733 Siegen Lane, Suite 309, Baton Rouge, Louisiana 70810.
(2)	This law firm’s address is 2652 F.M. 407, Suite 230, Bartonville, Texas 76226. L. A. Newlan, Jr. and Eric Newlan are the partners in the law firm of Newlan & Newlan, our legal counsel.
All percentages in the following table are based on a total of 33,540,754 shares of common stock outstanding as if the date hereof. Except as indicated in the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the shareholders in the table below is c/o ALL Fuels & Energy Company, 6165 N.W. 86th Street, Johnston, Iowa 50131.

Beneficially Owned
Name and Address of Beneficial Owner	Shares	Percent
Dean E. Sukowatey	6,343,689	18.91%
Brian K. Gibson	62,987	*
Steven J. Leavitt	62,987	*
ALL Energy Company(1)	4,700,000	14.01%
Sun Bear, LLC(2)	5,479,872	16.34%
Heistand Farm Holdings, LLC(3)	1,889,611	5.63%
Richard B. Altorfer(4)	1,889,611	5.63%
James R. Broghammer(5)	1,799,628	5.36%
Scott D. Zabler(6)	1,799,628	5.36%
All executive officers, directors and founders, including ALL Energy Company, as a group (5) persons)	20,248,791	60.37%
*	Less than 1%
(1)	ALL Energy Company is one of our wholly-owned subsidiaries.
(2)
Sun Bear, LLC’s address is 2735 Villa Creek, Suite 175, Dallas, Texas 75234. Scott B. Gann is the owner of this entity and possesses voting and investment control of the shares owned by it. Sun Bear, LLC is a founder of ALL Energy Company.

(3)	Heistand Farm Holdings, LLC’s address is 514 Walker Street, Woodbine, Iowa 51579. Todd Heistand is an owner of this entity and possesses voting and investment control of the shares owned by it.
(4)	Mr. Altorfer’s address is 221 Forest Drive S.E., Cedar Rapids, Iowa 52403.
(5)	Mr. Broghammer’s address is 510 Tory Lane, Marion, Iowa 52302. Mr. Broghammer may be deemed to be a founder of ALL Energy Company.
(6)	Mr. Zabler’s address is 902 Lake Ridge Drive, Cedar Falls, IA 50613. Mr. Zabler may be deemed to be a founder of ALL Energy Company.
DIRECTORS AND EXECUTIVE OFFICERS
Prior to the Change-in-Control Transaction. The following table sets forth the officers and directors of ALL Fuels & Energy Company immediately prior to the January 2007 change-in-control transaction.
Name	Age	Position(s)
David Loflin	49	Chief Executive Officer, Acting Chief Financial Officer, Secretary and Director
James Kaufman	42	President and Director
Waddell D. Loflin	55	Executive Vice President and Director
David Loflin and Waddell D. Loflin are brothers.
Certain information regarding the backgrounds of each of these persons is set forth below.

David Loflin served as chief executive officer, secretary and a director of the Company, from June 2004 through January 2007. From 1996 through October 2003, Mr. Loflin served as an executive officer and director of USURF America, Inc. (now Cardinal Communications, Inc. - OTCBB Symbol: CDNC. From June 2003 to the present, Mr. Loflin has been president and director of Diamond I, Inc. - OTCBB Symbol: DMOI.

James Kaufman served as president of the Company, from November 2006 through January 2007. During more than the past five years, has been engaged as an independent business consultant. Also, during the past five years, Mr. Kaufman has devoted significant time to the development of vorts.com, an Internet web site classified as a vertical website directory, or “vortal”, an Internet-specific term for vertical portals, vortals being focused online communities of expert interest and/or specific industry.

Waddell D. Loflin served as executive vice president and a director of the Company, from June 2004 through January 2007. From 1996 through April 2003, Mr. Loflin served as vice president, secretary and director of USURF America, Inc. (now Cardinal Communications, Inc.). From April to June 2003, Mr. Loflin worked as a private consultant. From June 2003 to the present, Mr. Loflin has been executive vice president, secretary and director of Diamond I, Inc.

Following the Change-in-Control Transaction. The following table sets forth the current directors and officers of ALL Fuels & Energy Company, which persons assumed their respective offices immediately following the January 2007 change-in-control transaction.

Name	Age	Position(s)
Dean E. Sukowatey	54	President, Secretary and Director
Brian K. Gibson	40	Treasurer and Director
Steven J. Leavitt	54	Director
Our current officers and directors serve until the next annual meeting of our board of directors or until their respective successors are elected and qualified. All officers serve at the discretion of our board of directors. There exist no family relationships between our officers and directors. Certain information regarding the backgrounds of each of the officers and directors is set forth below.

Dean Sukowatey has served as president, secretary and a director of the Company since January 2007, and has served in similar capacities for ALL Energy Company since its inception in August 2006. He has 19 years’ experience on Wall Street as a broker, trader, fund manager and consultant at several firms, including Merrill Lynch, Paine Webber, Lehman Brothers and A.G. Edwards. For more than the five years prior to becoming ALL Energy’s president in August 2006, he managed two private funds and provided consulting and investment banking services. Mr. Sukowatey graduated from the University of Wisconsin with a B.S. degree in Microbiology.

Brian K. Gibson has served as treasurer and a director of the Company since January 2007, and has served in similar capacities for ALL Energy Company since January 2007. He has, since 2000, served as CFO/Partner for StrataVizion, Inc. Mr. Gibson currently sits on the board of directors for the Madison County (Iowa) Health Trust Foundation and for Tri-Star Quarries, LLC. Prior to founding StrataVizion, he was CFO/Owner of a commercial/industrial general construction contractor. Mr. Gibson earned a B.A. degree in Finance from the University of Iowa, Iowa City, Iowa.

Steven J. Leavitt has served as a director of the Company since January 2007, and has served in a similar capacity for ALL Energy Company since January 2007. He has, for more than the last five years, served as a senior project manager for Frank Baxter Construction Co., where his duties have included overseeing the construction of numerous large-scale construction projects throughout the U.S. Mr. Leavitt earned a Bachelor of Science degree in Construction Engineering from Iowa State University, Ames, Iowa.

EXECUTIVE COMPENSATION
The following table sets forth certain compensation information for: (i) each person who served as the chief executive officer of ALL Fuels & Energy Company at any time during the year ended December 31, 2006, 2005 and 2004, regardless of compensation level, and (ii) each of our other executive officers, other than the chief executive officer, serving as an executive officer at any time during 2006, 2005 and 2004. The foregoing persons are collectively referred to herein as the “named executive officers”. Compensation information is shown for the years ended December 31, 2006, 2005 and 2004.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Loflin	2006	---	---	76,500	---	---	---	---	76,500
President and Acting Chief Financial Officer	2005	---	---	---	---	---	---	---	---
2004	---	---	---	---	---	---	---	---

Waddell D. Loflin	2006	---	---	4,000	---	---	---	---	4,000
Executive Vice President and Secretary	2005	---	---	---	---	---	---	---	---
2004	---	---	---	---	---	---	---	---

James Kaufman	2006	---	---	---	---	---	---	---	---
President	2005	---	---	---	---	---	---	---	---
2004	---	---	---	---	---	---	---	---
Employment Contracts and Termination of Employment and Change-in-Control Agreements. The Company has not entered into any employment agreement with either of our officers. However, ALL Energy Company has entered into an employment agreement with Dean Sukowatey, who is the Company’s current president. Mr. Sukowatey’s employment agreement has a term of seven years, ending in August 2013. Mr. Sukowatey’s annual salary is $240,000. In connection with his employment agreement, Mr. Sukowatey executed an indemnity agreement, a confidentiality agreement and an agreement not to compete.

The Company has no compensatory plan or arrangement that results or will result from the resignation, retirement or any other termination of an executive officer’s employment or from a change in control or a change in an executive officer’s responsibilities following a change in control.

Outstanding Option Awards at Year End. The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding at December 31, 2006, for each named executive officer.

Outstanding Equity Awards at Fiscal Year-End
Option Awards	Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unex-ercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David Loflin	---	---	---	---	n/a	---	n/a	---	---
Waddell D. Loflin	---	---	---	---	n/a	---	n/a	---	---
James Kaufman	---	---	---	---	n/a	---	n/a	---	---
BOARD OF DIRECTORS COMPENSATION; MEETINGS; COMMITTEES
The Company’s full board did not meet during 2006, but did take action by unanimous written consent in lieu of a meeting on two occasions. Since the Company’s current directors took office on January 22, 2007, the board of directors has taken the following material actions:

-	January 22, 2007: Dean Sukowatey was elected President and Secretary and Brian K. Gibson was elected Treasurer.
-
January 25, 2007: Authorized the Plan and Agreement of Reorganization with ALL Energy Company. Authorized the Company’s entering into a consulting agreement with David Loflin, which has not yet been executed. Under the proposed agreement with Mr. Loflin, the Company would issue 200,000 shares of its common stock, in consideration of Mr. Loflin’s providing consulting services to the Company with respect to the day-to-day operations of a publicly-held company.

-	February 14, 2007: Authorized a change of the Company’s independent auditor from Mark Bailey & Company, Ltd. to Farmer, Fuqua & Huff, P.C.
-
March 1, 2007: Authorized a change of the Company’s corporate name to “ALL Fuels & Energy Company” and authorized the Company’s officers to take such actions as are necessary to effect the authorized name change.

-
March 12-23, 2007: Reviewed and, where appropriate, signed previously delinquent periodic reports prior to their filing on March 22 and 23, 2007. Specifically, these persons reviewed the following: Annual Report on Form 10-KSB for the year ended December 31, 2004; Quarterly Report on Form 10-QSB/A for the period ended March 31, 2005; Quarterly Report on Form 10-QSB for the period ended June 30, 2005; Quarterly Report on Form 10-QSB for the period ended September 30, 2005; Annual Report on Form 10-KSB for the year ended December 31, 2005; Quarterly Report on Form 10-QSB for the period ended March 31, 2006; Quarterly Report on Form 10-QSB for the period ended June 30, 2006; and Quarterly Report on Form 10-QSB for the period ended September 30, 2006.

-	March 23-26, 2007: Review Annual Report on Form 10-KSB for the year ended December 31, 2006.
-	April 19, 2007: Authorized an increase in the authorized capital of the Company and authorized the Company’s officers to take such actions as are necessary to effect the authorized name change.
-
May 2, 2007: Authorized a forward stock split on one-new-share-for-every-two-shares-owned basis and authorized the Company’s officers to take such actions as are necessary to effect the forward stock split.

Audit Committee. There currently does not exist an audit committee of our board of directors. However, our current board intends to form such a committee in the near future and will appoint an independent director to serve on such committee who qualifies as and audit committee financial expert. This person shall be independent (as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act).

Director Compensation. The following table sets forth the compensation paid to our directors for our fiscal years ended December 31, 2006, 2005 and 2004.
Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Loflin	---	---	---	---	---	---	---
Waddell D. Loflin	---	---	---	---	---	---	---
James Kaufman	---	---	---	---	---	---	---
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
Change-in-Control Transaction. In January 2007, there occurred a change in control of ALL Fuels & Energy Company. Pursuant to a stock purchase agreement, ALL Energy Company, a Delaware corporation, purchased 4,700,000 shares, or 57.24%, of our outstanding common stock from David Loflin. ALL Energy paid $150,000 for the 4,700,000 shares of our common stock, which funds were derived from ALL Energy’s working capital.

Reorganization Agreement with ALL Energy Company. On January 29, 2007, we entered into a plan and agreement of reorganization with the shareholders of ALL Energy Company, a Delaware corporation, pursuant to which ALL Energy became our wholly-owned subsidiary on April 9, 2007. Pursuant to the reorganization agreement, we issued a total of 25,330,000 shares of our common stock and acquired 100% of ALL Energy. ALL Energy Company currently owns 4,700,000 of our outstanding shares of common stock and our officers and directors own shares of our common stock as follows: Dean E. Sukowatey owns 6,343,689 shares, Brian K. Gibson owns 62,987 shares and Steven J. Leavitt owns 62,987 shares. Collectively, our officers, directors, founders and ALL Energy Company own a total of 20,248,791 shares, or 60.37%, of our outstanding shares of common stock.

Prior to the change-in-control transaction, described above, ALL Energy had determined to become publicly held through a so-called “reverse merger” transaction, the other avenues of becoming publicly held being unavailable, in its management’s opinion. To that end, in early November 2006, David Loflin and Dean Sukowatey, then ALL Energy’s president, were introduced by our legal counsel. The concept of a reverse merger transaction was discussed by these gentlemen, but no financial agreement was reached. Again, in the middle of December 2006, Mr. Sukowatey, together with Scott B. Gann (owner of Sun Bear, LLC, one our founders), contacted Mr. Loflin in an attempt to reach a financial agreement. No such agreement was made at that time. Finally, on or about January 11, 2007, Messrs. Sukowatey, Gann and Loflin reached a financial agreement concerning ALL Energy’s purchasing control of ALL Fuels & Energy Company. This agreement was embodied in the stock purchase agreement described above between ALL Energy Company and Mr. Loflin.

Retention Bonus. In January 2007, our former president, David Loflin, was issued 2,000,000 shares our common stock, as a retention bonus for his agreeing to work as much as necessary for us to have the greatest opportunity to achieve success in establishing and expanding our start-up web page publishing business. Our board of directors believed it to be in our best interests and those of our shareholders to compensate Mr. Loflin in this matter. These shares were valued, for financial reporting purposes, at $.04 per share, or $80,000, in the aggregate.

ALL Energy Company - Stock Bonuses. In connection with their becoming members of the board of directors of ALL Energy Company, each of Brian K. Gibson and Steven J. Leavitt were issued 5,000 shares of ALL Energy Company’s common stock, as a bonus. These bonus shares were valued by ALL Energy Company at $3.00 per share, or $30,000, in the aggregate.

Retention Bonuses. In September 2006, our former president, David Loflin, was issued 2,250,000 shares of our common stock, as a bonus for his having served as our president without compensation for a period of in excess of two years. These shares were valued, for financial reporting purposes, at $.034 per share, or $76,500, in the aggregate. In November 2006, our former vice president, Waddell D. Loflin, was issued 100,000 shares of our common stock, as a bonus for his having served as our vice president without compensation for a period of in excess of two years. These shares were valued, for financial reporting purposes, at $.04 per share, or $4,000, in the aggregate.

Purchase of Intangible Assets - Web Page Publishing. In November 2006, we entered into, and consummated, three separate asset purchase agreements, each of which relates to our acquiring certain web site domains and Internet web pages associated therewith from their owners. We issued shares of our common stock in consideration of the web site domains and web pages associated therewith, as more particularly described below.

A.
We entered into one of the asset purchase agreements with James Kaufman, our former president. We issued 600,000 shares of our common stock to Mr. Kaufman, in consideration of 53 web site domains and Internet web pages associated therewith.

B.
We entered into one of the asset purchase agreements with Tommy Loflin. Mr. Loflin is the adult son of our then-CEO, David Loflin. We issued 200,000 shares of our common stock to Mr. Loflin, in consideration of 32 web site domains and Internet web pages associated therewith.

C.
We entered into one of the asset purchase agreements with David Loflin, our former CEO and a former director. We issued 500,000 shares of our common stock to Mr. Lolfin, in consideration of 35 web site domains and Internet web pages associated therewith.

As described elsewhere herein, these web site domains and Internet web pages associated therewith have been assigned to our subsidiary, Venus Associates, Inc., due to our determination to become a participant in the ethanol industry.

Our board of directors authorized the acquisition of these web site domains and Internet web pages associated therewith, following its determination that our company commence a new business that would have us developing and acquiring numerous web site domains and Internet web pages therefor. None of the web site domains nor any of the web pages associated therewith has ever been the part of a going business. In determining the number of shares of our common stock to be issued under the three separate asset purchase agreements, our board of directors did not employ any standard valuation formula or any other standard measure of value.

ALL Energy Company - Pre-incorporation and Subscription Agreement. The founders of ALL Energy Company, Dean Sukowatey and Sun Bear, LLC, a Texas limited liability company, entered into a pre-incorporation agreement and subscription. Under this agreement, each of these founders purchased all of their common stock of ALL Energy Company for nominal consideration.

ALL Energy Company - Employment Agreement. ALL Energy Company has entered into an employment agreement with Dean Sukowatey, who is our current president. Mr. Sukowatey’s employment agreement has a term of seven years, ending in August 2013. Mr. Sukowatey’s annual salary is $240,000. In connection with his employment agreement, Mr. Sukowatey executed an indemnity agreement, a confidentiality agreement and an agreement not to compete.

ALL Energy Company - Stock Subscription Agreement. In September 2006, ALL Energy Company entered into a stock subscription agreement with certain persons (and an affiliated entity) who had been involved in the pre-incorporation activities of ALL Energy Company. The following describes the important provisions of this stock subscription agreement:

-
the other parties to the stock subscription agreement were Dean Sukowatey, acting in his individual capacity, R.L. Bibb Swain, Rob Swain, James R. Broghammer, Scott D. Zabler, John F. Hopkins, Jr. and Midwest Biofuels, Inc., a company owned by Mr. Broghammer;

-
Mr. Bibb Swain, as the owner of Delta-T Corporation, agreed to cause Delta-T to negotiate, in good faith, a development agreement relating to the construction of five (5) ethanol production facilities, which agreement is to be on terms and conditions substantially the same as the terms and conditions contained in extant ethanol-related development agreements between Delta-T and unaffiliated third-parties (ALL Energy Company and Delta-T have entered into such a project development agreement);

-
Mr. Rob Swain and Mr. Bibb Swain, as the majority owners of Pacesetter Management Group, LLC, agreed to cause Pacesetter to negotiate, in good faith, a management agreement relating to the management of five ethanol production facilities, which agreement is to be on terms and conditions substantially the same as the terms and conditions contained in extant ethanol-related management agreements between Pacesetter and unaffiliated third-parties (the parties have not yet entered into this management agreement);

-	Mr. Sukowatey agreed to tender for cancellation 10.5% of the shares of ALL Energy Company common stock then-owned by him (the shares of Mr. Sukowatey were cancelled);
-
Midwest Biofuels, Inc. agreed to assign its option to acquire approximately 150 acres of land located in Manchester, Iowa, on which the Manchester facility is to be constructed, in consideration of $10,000 (this option was delivered and the subject land purchased by a subsidiary of ALL Energy Company in March 2007);

-
Upon the execution of each of the agreements with Delta-T and Pacesetter, each of Messrs, Swain, Swain, Broghammer, Zabler and Hopkins shall have the right, but not the obligation, to purchase 142,857 shares of ALL Energy Company common stock, for a cash consideration of $143.00; and

-
Each of Messrs. Swain, Swain, Broghammer, Zabler and Hopkins agreed to be bound by the terms and conditions of certain provisions of the pre-incorporation agreement and subscription described above, which provisions include an obligation to vote for Mr. Sukowatey as a director of ALL Energy Company, until such time as the founders of ALL Energy Company, including Messrs. Swain, Swain, Broghammer, Zabler and Hopkins, own less than 50% of the outstanding common stock of ALL Energy Company (this provision no longer has any effect).

Should each of Messrs. Swain, Swain, Broghammer, Zabler and Hopkins purchase 142,857 shares of ALL Energy, assuming the completion of the acquisition of ALL Energy, our ownership of ALL Energy would be reduced to approximately 74%, without ALL Energy’s having received any significant value for the 26% ownership so purchased. It is likely that the purchases, if they occur, of this 26% ownership in ALL Energy would result in a significant one-time charge against our then-current earnings. The amount of any such charge against our earnings cannot be accurately predicted.

In June 2004, there occurred a change in control of ALL Fuels & Energy Company. Pursuant to an amended and restated stock purchase agreement, Woodstock Investments, LLC, a Louisiana limited liability company, purchased 602,588 shares (as adjusted for a subsequent 1-for-17 reverse split), or 51.91%, of our then-outstanding common stock from existing shareholders. In connection with this change in control, David Loflin and Waddell D. Loflin became our directors. Messrs. Loflin are brothers.

Director and Officer Indemnification. Our amended and restated certificate of incorporation contains provisions limiting liability of directors. In addition, we have entered into agreements to indemnify our directors and officers to the fullest extent permitted under Delaware law.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the registrant's officers and directors, and persons who own more than 10% of a registered class of the registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission. Officers, directors and greater-than 10% shareholders are required by the Securities and Exchange Commission regulation to furnish the registrant with copies of all Section 16(a) forms that they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year, no Section 16(a) forms were timely filed, as follows: Woodstock Investments, LLC (10% owner): one Form 3, two Forms 4 reporting one transaction each and three Forms 5; David Loflin (10% owner, former officer and director): one Form 3, four Forms 4 reporting one transaction each and three Forms 5; Waddell D. Loflin (former officer and director): a Form 3, one Form 4 reporting one transaction and three Forms 5; James Kaufman (former officer and director): one Form 3, one Form 4 reporting one transaction and one Form 5; Newlan & Newlan (former 10% owner): one Form 3 and one Form 5; and ALL Energy Company (10% owner), Dean E. Sukowatey (officer and director), Brian K. Gibson (officer and director) and Steven J. Leavitt (director): one Form 3. We have been advised by each of these persons that their respective reports will filed forthwith.

LEGAL PROCEEDINGS
The Company is not currently involved in any legal proceedings.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2007	ALL FUELS & ENERGY COMPANY

By:	/s/ DEAN E. SUKOWATEY
Dean E. Sukowatey, President